UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MSG NETWORKS INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

553573106

(CUSIP Number of Class A Common Stock)

Lawrence Burian

11 Pennsylvania Plaza

New York, NY 10001

(212) 465-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$250,000,000.00	$30,300

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $250 million in value of shares of the Class A common stock, par value $0.01 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,300	Filing Party:	MSG Networks Inc.

Form or Registration No.:	Schedule TO	Date Filed:	August 30, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by MSG Networks Inc., a Delaware corporation (“MSG Networks” or the “Company”), on August 30, 2019, in connection with the Company’s offer to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price not greater than $17.50 nor less than $15.00 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated August 30, 2019 and the related Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On September 12, 2019, Gregg Seibert, Vice Chairman of MSG Networks, The Madison Square Garden Company and AMC Networks Inc., participated in the Bank of America Merrill Lynch 2019 Media, Communications & Entertainment Conference in Los Angeles, CA. An excerpted transcript of Gregg Seibert’s remarks, containing the portions relating to MSG Networks, is included as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(iii)	Excerpted Transcript of Remarks of Gregg Seibert, Vice Chairman of MSG Networks Inc., The Madison Square Garden Company and AMC Networks Inc., at the Bank of America Merrill Lynch 2019 Media, Communications & Entertainment Conference on September 12, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MSG NETWORKS INC.

	By:	/s/ Bret Richter
	Name:	Bret Richter
Dated: September 12, 2019	Title:	EVP, CFO and Treasurer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 30, 2019.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated August 29, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 29, 2019).

(a)(5)(ii)	Summary Advertisement, dated August 30, 2019.*

(a)(5)(iii)	Excerpted Transcript of Remarks of Gregg Seibert, Vice Chairman of MSG Networks Inc., The Madison Square Garden Company and AMC Networks Inc., at the Bank of America Merrill Lynch 2019 Media, Communications & Entertainment Conference on September 12, 2019.**

(b)	Credit Agreement, dated as of September 28, 2015, by and among MSGN Holdings, L.P., certain subsidiaries of MSGN Holdings, L.P. identified therein, MSGN Eden, LLC, MSGN Regional Holdings LLC and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and a letter of credit issuer, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 28, 2015).

(d)(i)	Third Amended and Restated Class B Stockholders’ Agreement, dated October 1, 2015 (incorporated by reference to Exhibit 7 to Amendment No. 10 to the Schedule 13D filed by the Class B Stockholders on October 2, 2015).

(d)(ii)	Registration Rights Agreement by and among MSG Networks Inc. (formerly known as The Madison Square Garden Company) and the Charles F. Dolan Children Trusts (incorporated by reference to Exhibit 3.5 to Amendment No. 7 to the Company’s Registration Statement on Form 10 filed on January 14, 2010).

(d)(iii)	Registration Rights Agreement by and among MSG Networks Inc. (formerly known as The Madison Square Garden Company) and the Dolan Family Affiliates (incorporated by reference to Exhibit 3.6 to Amendment No. 7 to the Company’s Registration Statement on Form 10 filed on January 14, 2010).

(d)(iv)	MSG Networks Inc. 2010 Employee Stock Plan, as amended (incorporated by reference to Annex A to the Company’s Proxy Statement filed on Schedule 14A filed on October 27, 2016).

(d)(v)	MSG Networks Inc. 2010 Stock Plan for Non-Employee Directors, as amended (incorporated by reference to Annex C to the Company’s Proxy Statement filed on Schedule 14A filed on October 28, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Filed herewith.